PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
         FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU,
                             TOKYO 100-0011, JAPAN
            TELEPHONE (813) 3597-8101     FACSIMILE (813) 3597-8120



                                                November 3, 2005




U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561, USA
Attention:   Mr. Larry Spirgel
             Assistant Director


                  hanarotelecom incorporated (File No. 1-15012)
                  ---------------------------------------------

Dear Mr. Spirgel:

                  We are submitting this letter on behalf of our client, hanarotelecom incorporated (the "Registrant"). We appreciate the Staff's review of the Registrant's response letter dated September 21, 2005.

                  Set forth below are the comments of the Staff transmitted in your letter dated October 20, 2005 together with the Registrant's responses to those comments.

NOTE 23.  COMMITMENTS AND CONTINGENCIES, PAGE F-31

COMMENT NO. 1. We note your response to prior comment 8. It is unclear to us why you believe you are not required to accrue for the pending fine and the contingent liability as of December 31, 2004 for US GAAP reporting purposes. Explain to us in more detail the nature of the Korean Fair Trade Commission's investigation, including the date their investigation commenced and the periods the investigation covers. In this regard, if the pending fine and other contingencies relate to underlying activities which were alleged to have occurred prior to December 31, 2004, tell us why you believe these amounts were not required to be accrued or disclosed in your financial statements as of December 31, 2004. Please ask your auditors to tell us how they considered the guidance in AU Section 560 with respect to these events.

                  RESPONSE TO COMMENT NO. 1. The Registrant, along with several other telecommunications companies, was subject to an investigation that began formally on July 14, 2004 by the Korean Fair Trade Commission ("FTC"). The investigation relates to alleged horizontal collusion, including the formation of a price cartel, among the telecommunications companies with respect to leased line, broadband, local telephony

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U.S. Securities and Exchange Commission                                       2


and domestic long distance telephony services. Throughout the investigation process, the Registrant believed that it had not colluded with other telecommunication companies to form a price cartel, that it would not be fined, and that, even if it were fined, the fines would not be significant. The FTC held its final meeting relating to the investigation to determine whether the Registrant was guilty on May 25, 2005. As disclosed in the Form 20-F, on that date, the FTC announced that the Registrant was guilty of collusion with the other telecommunication companies.

                  The Registrant and its auditors understand that subsequent events, such as events or transactions that occur subsequent to the balance sheet date but prior to the issuance of the financial statements, require consideration by management and evaluation by the independent auditors. One type of subsequent events consists of those events that provide additional evidence with respect to the conditions that existed as of the date of the balance sheet and affect the estimates used in the process of preparing the financial statements. However, identifying events that require adjustment of the financial statements under such criteria requires the exercise of judgment and knowledge of the facts and circumstances. As of the auditors' report date, which was March 26, 2005, neither the Registrant nor its auditors had any knowledge that the FTC would impose a fine and did not expect such fine. Therefore, the Registrant and the auditors did not consider it necessary to adjust the financial statements for the year ended December 31, 2004.

NOTE 26. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES, PAGE F-33

COMMENT NO. 2. We note your response to prior comment 9. In addition to the disclosure you have proposed, we also believe that you should disclose other significant income statement classification differences between US GAAP and Korean GAAP, such as the difference in classification of the write-off of property and equipment, which is classified as an operating expense for US GAAP reporting purposes. Please revise, in future filings, or advise.

                  RESPONSE TO COMMENT NO. 2. In its future filings, the Registrant will disclose the nature of differences in income statement classification between Korean GAAP and US GAAP and quantify the impact of those differences.

                  With respect to non-operating items for the year ended December 31, 2004, the following non-operating expenses of Won 161,988 million under Korean GAAP were classified as loss from continuing operation for US GAAP reporting purposes: interest expense, Asset Backed Securities payable expense, loss on foreign currency transactions and translation, loss on disposal of short-term and long-term investment securities and impairment loss on short-term and long-term investment securities net of Won 268 million of loss from the discontinued operation of Hanaro Telecom America, Inc., donations, loss on disposal of property and equipment, loss on

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U.S. Securities and Exchange Commission                                       3


disuse of property and equipment (i.e., write-off of property and equipment), loss on valuation and transaction of forward exchange contract and other non-operating losses. In addition, the following non-operating income items of Won 62,175 million under Korean GAAP for the year ended December 31, 2004 were classified as other than operating revenue of income from continuing operation for US GAAP reporting purposes: interest income, gain on disposal of long-term investment securities, gain on disposal of property and equipment, gain on foreign currency transactions and translation, gain on transaction of forward exchange contract and other non-operating income.

LICENSING COST, PAGE F-35

COMMENT NO. 3. We note your response to prior comment 10. Addressing all of the factors discussed in paragraph 11 of SFAS 142, explain to us in more detail how you determined that an indefinite useful life is appropriate for your licenses. Confirm for us that these licenses do not have to be renewed in order to remain effective and describe the conditions under which the license can be revoked.

                  RESPONSE TO COMMENT NO. 3. The Registrant understands that an entity's estimate of the useful life of an intangible asset shall be based on an analysis of all pertinent factors, in particular: (a) the expected use of the asset by the entity, (b) the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate, (c) any legal, regulatory, or contractual provisions that may limit the useful life, (d) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost, (e) the effects of obsolescence, demand, competition, and other economic factors and
(f) the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

                  Under the Korean Telecommunications Business Law, the telecommunications services that Network Service Providers, which are facilities-based telecommunications service providers, may provide are restricted to those for which they have received a license from the Ministry of Information and Communication ("MIC"). In October 1997, the Registrant received a perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. Such license does not need to be renewed. The formal document from the Minister of the MIC that granted the license to the Registrant sets forth the conditions under which the license would be revoked, which consist of the following: (a) failure to make payment of information promotion fund, (b) failure to implement the business plan proposed for acquiring the license, and (c) unfair supplement of personnel from small business entities. The Registrant has no reason to believe that any of these conditions would be applicable to the Registrant.


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U.S. Securities and Exchange Commission                                       4


INVESTMENT SECURITIES, PAGE F-35

COMMENT NO. 4. We note your response to prior comment 11 and have additional questions. Please provide us with more details or confirm the following:

    o You state that Won 28.5 billion of impairment losses have been charged to income for non-listed securities. Tell us the amounts that have been recognized and in what periods, as it appears that only Won 2.5 billion was recognized in the year ended December 31, 2004.

    o You also state that Won 8.3 billion of capital adjustments were recognized for listed securities. Confirm for us, if true, that these amounts are recorded in Other Comprehensive Income for US GAAP purposes.

    o It appears that a significant portion of the unrealized losses over 12 months relates to the investment in Dreamline Corporation. Tell us why these losses have been classified as over 12 months, given that you recently began accounting for this investment on the cost basis when your ownership percentage was reduced.

    o In future filings, revise your disclosure to clearly indicate a rollforward from the acquisition costs to the fair value, indicating which amounts have been charged to income versus those that are captured in OCI.

                  RESPONSE TO COMMENT NO. 4. The Registrant recorded impairment loss on non-listed securities of Won 28.5 billion before the year ended December 31, 2004 (including the losses relating to Dreamline Corporation described below) and Won 2.5 billion for the year ended December 31, 2004.

                  The Registrant's unrealized losses, over 12 months, of Won 5.8 billion from listed securities, net of gross unrealized losses of Won 8.3 billion against gross unrealized gains of Won 2.5 billion, together with Won 82 million of unrealized gains, under 12 months, from listed securities are recorded in Other Comprehensive Income for US GAAP reporting purposes (see the table below).

                  Of the unrealized losses, over 12 months, for non-listed securities, Won 22.6 billion related to Dreamline Corporation ("Dreamline"). Until December 31, 2003, investment in Dreamline had been accounted for using the equity method because the Registrant's percentage of ownership exceeded 20%. During the periods in which the equity method was applied, the Registrant recognized loss on valuation under the equity method of Won 22.6 billion. After January 1, 2004, the Registrant reclassified the investment securities for Dreamline as non-listed securities because its percentage of ownership decreased to below 20%. When the Registrant made this reclassification, the acquisition cost for Dreamline was maintained without adjustment.

                  The Registrant intends to change the disclosure in its future filings to clearly set forth the US GAAP accounting of investment securities. Specifically, the

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U.S. Securities and Exchange Commission                                       5


Registrant intends to modify the table in Note 26(6) to include information for short-term and long-term investment securities substantially as follows (which is based on the information for the year ended December 31, 2004):

                                                                                               (Won in millions)
                                                UNREALIZED GAINS  UNREALIZED LOSSES   IMPAIRED LOSSES
                                               ----------------- ------------------ -------------------
                                   ACQUISITION OVER 12  UNDER 12  OVER 12  UNDER 12   OVER 12  UNDER 12    FAIR
         2004:                         COST     MONTHS   MONTHS    MONTHS   MONTHS    MONTHS    MONTHS    VALUE
------------------------------     ----------- -------- -------- --------  -------- --------- --------- --------
(1) Short-Term Investment Securities:
     Trading Securities............         -         -        -        -         -         -         -        -
     Debt Securities...............     1,571         -        -        -       450         -         -    1,121
                                    ---------  -------- -------- --------  -------- --------- --------- --------
                                        1,571         -        -        -       450         -         -    1,121
                                    ---------  -------- -------- --------  -------- --------- --------- --------
(2) Long-Term Investment Securities:
    Available-For-Sale Securities
     Listed........................    11,535         -       82*   5,758         -         -         -    5,859
     Non-listed....................    51,232         -        -        -         -    28,498     2,539   20,195
     Other.........................     2,742         -        -        -         -         -         -    2,742
                                    ---------  -------- -------- --------  -------- --------- --------- --------
                                       65,509         -       82    5,758         -    28,498     2,539   28,796
    Debt Securities................        20         -        -        -         -         -         -       20
                                    ---------  -------- -------- --------  -------- --------- --------- --------
                                       65,529         -       82    5,758         -    28,498     2,539   28,816
                                    ---------  -------- -------- --------  -------- --------- --------- --------
                                       67,100         -       82    5,758       450    28,498     2,539   29,937
                                    =========  ======== ======== ========  ======== ========= ========= ========

---------------------
* Won 82 million is the difference between the outstanding balances of available-for-sale securities for listed securities in 2003 and in 2004, which is reflected for computing OCI.

SEGMENT INFORMATION, PAGE F-42

COMMENT NO. 5. We note your response to comment 12. Explain for us in more detail and disclose, in future filings, your policy for testing goodwill for impairment under SFAS 142 for US GAAP reporting. Describe the nature of the two-step test of goodwill impairment, including the method used to determine if goodwill is impaired and how you measure the amount of any impairment.

                  RESPONSE TO COMMENT NO. 5. To test goodwill for impairment for US GAAP reporting purposes, the Registrant uses several factors: ARPU (Average Revenue Per User), operation cost per subscriber, service duration period derived from churn rate, and activation cost per subscriber.

                  The Registrant calculates the overall value of goodwill by discounting the net realizable value of business operation using the weighted average cost of capital (Cash Flow Discounted Method). The net realizable value is calculated by deducting accreditation cost from the gross margins between ARPU and operation cost per subscriber to be generated during the durable service period. Subscriber activation cost consists of the costs of new subscriber attraction, promotion and installation of facilities for initiating service. The durable service period is estimated by the Registrant's churn rate, which is automatically calculated through the subscriber management system.

                  The Registrant will compare the amount of goodwill yielded by the above method with the book value of goodwill. If net realizable value exceeds book value, the

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U.S. Securities and Exchange Commission                                       6


Registrant will not record impairment loss on goodwill. However, if net realizable value is lower than book value, the Registrant will account for the difference between net realizable value and book value as impairment loss on goodwill.

                  The Registrant will disclose its policy for testing goodwill for impairment for US GAAP reporting in its future filings.

                                      * * *

                  Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.


                                   Sincerely,

                                   /s/ Tong Yu
                                   --------------------
                                   Tong Yu




cc:     Janice Lee
           hanarotelecom incorporated

        Melissa Hauber
        Kathleen Kerrigan
           U.S. Securities and Exchange Commission